# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YSX Tech Co., Ltd, CIK 0001993463
CUSIP: G9877T100
Title of class of securities: Class A ordinary shares,par value $0.0001 per share
Address of issuer's principal executive offices: 401, 4/F, BUILDING 12, 1601 S. GUANGZHOU AVE., HAIZHU DISTRICT, GUANGZHOU, China (F4), 510220
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056895

## Reporting persons
- Jeffre Xiao XJ Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 12,660,736; sole dispositive power 0; shared dispositive power 12,660,736; aggregate amount beneficially owned 12,660,736 (54.88% of the class)
  Comment: * Represents 11,850,077 Class A ordinary shares and 810,659 Class B ordinary shares (convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis) held by Jeffre Xiao XJ Holding Limited as of December 31, 2024.
  
  ** Percentage of class is calculated based on 22,260,175 Class A ordinary shares and 1,177,325 Class B ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 22,260,175 Class A ordinary shares outstanding plus the 810,659 Class A ordinary shares issuable to the Reporting Person upon the conversion of the Class B ordinary shares described above.
  
  Since (i) Class A and Class B ordinary shares vote together on all matters submitted to shareholders for voting, and (ii) each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, the Reporting Person holds 56.50% of total voting power of the Issuer.
- Jie Xiao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 12,660,736; sole dispositive power 0; shared dispositive power 12,660,736; aggregate amount beneficially owned 12,660,736 (54.88% of the class)
  Comment: * Represents 11,850,077 Class A ordinary shares and 810,659 Class B ordinary shares (convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis) held by Jeffre Xiao XJ Holding Limited as of December 31, 2024. Jie Xiao is the sole shareholder and director of CCSC INVESTMENT LIMITED, therefore is deemed to beneficially own the shares held by CCSC INVESTMENT LIMITED.
  
  ** Percentage of class is calculated based on 22,260,175 Class A ordinary shares and 1,177,325 Class B ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 22,260,175 Class A ordinary shares outstanding plus the 810,659 Class A ordinary shares issuable to the Reporting Person upon the conversion of the Class B ordinary shares described above.
  
  Since (i) Class A and Class B ordinary shares vote together on all matters submitted to shareholders for voting, and (ii) each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, the Reporting Person holds 56.50% of total voting power of the Issuer.

## Item 1. Issuer
Name of issuer: YSX Tech Co., Ltd
Address of issuer's principal executive offices: 401, 4/F, BUILDING 12, 1601 S. GUANGZHOU AVE HAIZHU DISTRICT GUANGZHOU, China, 510220

## Item 2. Person Filing
Name of person filing:
Jeffre Xiao XJ Holding Limited

Jie Xiao
Address of principal business office or, if none, residence:
Address of Jeffre Xiao XJ Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Business address of Jie Xiao: 401, 4 / F, Building 12, 1601 South Guangzhou Avenue, Haizhu District, Guangzhou, Guangdong, PRC
Citizenship:
Jeffre Xiao XJ Holding Limited: British Virgin Islands

Jie Xiao: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,660,736
Percent of class: 54.88%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,660,736
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,660,736

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
joint filing agreement 99.1

## Signatures
- Jeffre Xiao XJ Holding Limited: /s/ Jie Xiao, Jie Xiao Director (02/18/2025)
- Jie Xiao: /s/ Jie Xiao, Jie Xiao (02/18/2025)